Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Thirteen Weeks	54-Day Period From	37-Day Period From
	Ended	March 8, 2006 to	January 30, 2006 to
	May 6, 2006	April 30, 2006	March 7, 2006
	(Successor)	(Successor)	(Predecessor)

Income (loss) before provision for income taxes	$(2,014)	$(3,244)	$908
Add: Total fixed charges (per below)	10,945	6,973	1,832
Less: Capitalized interest	10	39	70
Total income before provision for income taxes, plus fixed charges, less capitalized interest	8,921	3,690	2,670

Fixed charges:
Interest expense (1)	7,697	3,975	688
Bridge funding fee	—	1,313	—
Capitalized interest	10	39	70
Estimate of interest included in rental expense (2)	3,238	1,646	1,074
Total fixed charges	$10,945	$6,973	$1,832

Ratio of earnings to fixed charges (3)	0.82x	0.53x	1.46x

(1)                            Interest expense includes interest in association with debt and amortization of debt issuance costs.

(2)                            Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).

(3)                            Earnings for the thirteen weeks ended May 6, 2007 (Successor) were insufficient to cover the fixed charges by $2,024.